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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 8)*

                        American Industrial Properties REIT
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    026791-10-3
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 February 14, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 026791-10-3

     This Amendment No. 8 to Schedule 13D Statement is filed on behalf of Black Bear Realty, Ltd., an Ohio limited liability company (the "Fund").


Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     Reference is hereby made to that certain letter dated February 14, 1996, from Charles W. Wolcott, President and CEO of American Industrial Properties REIT, a Texas equity real estate investment trust ("American Industrial"), to Mr. Osborne, sole manager of the Fund, attached hereto as Exhibit 7.14. Without interfering in the relationship between American Industrial and its debtholders referenced in the attached letter, the Fund intends to continue to explore all available options with respect to the American Industrial debt, including a transaction that would enable all shareholders to benefit from a discount, if any, that may be available from the debtholders.

     The Fund reiterates its proposal made earlier, and never responded to by American Industrial, that the Fund would be willing to pay up to $75,000 to have an MAI appraisal done of the American Industrial's properties for the current year. The Fund is willing to bear the cost of the appraisal because the Fund believes the appraisal would be a benefit to all American Industrial shareholders. The appraisal would provide shareholders with a current market evaluation of the properties and enable American Industrial to formulate a strategic plan to commence the growth of the American Industrial and properly evaluate any transaction that may include the transfer by any shareholder of assets into American Industrial or the infusion by any shareholder of capital into American Industrial.


Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.14   --   Letter dated February 14, 1996, from Mr. Wolcott
                              to Mr. Osborne

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CUSIP No. 026791-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 16, 1996           BLACK BEAR REALTY, LTD.



                                   By:  /s/ Richard M. Osborne
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                                   Richard M. Osborne
                                   Manager


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                                   Exhibit Index



Exhibit 7.14   --   Letter dated February 14, 1996, from Mr. Wolcott to Mr.
                    Osborne